Exhibit 6.8

BLUE RIDGE BANK

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

This Supplemental Executive Retirement Plan (the “Plan”) is effective March 1, 2016, by and between Blue Ridge Bank (the “Bank”), a banking corporation organized and existing under the laws of the Commonwealth of Virginia, and Amanda G. Story (the “Executive”).

WITNESSETH:

WHEREAS, the Bank is a wholly owned subsidiary of Blue Ridge Bankshares, Inc.;

WHEREAS, the Executive is a valued employee of the Bank;

WHEREAS, the purpose of this Plan is to further the growth and development of the Bank by providing the Executive with supplemental retirement income, and thereby encourage the Executive’s productive efforts on behalf of the Bank and Blue Ridge Bankshares, Inc. shareholders, and to align the interests of the Executive and those shareholders;

WHEREAS, it is the desire of the Bank and the Executive to enter into this Plan under which the Bank will agree to make certain payments to the Executive at retirement or upon certain terminations of employment or to the Executive’s Beneficiary in the event of the Executive’s death pursuant to the Plan;

WHEREAS, the supplemental retirement benefits provided by this Plan are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or salary increase;

WHEREAS, the Bank intends this Plan shall at all times be administered and interpreted in such a manner as to constitute an unfunded nonqualified deferred compensation arrangement, maintained primarily to provide supplemental retirement income for the Executive who is a member of a select group of management or highly compensated employees of the Bank, for tax purposes and for purposes of the Employee Retirement Income Security Act of 1974, as amended; and

WHEREAS, the Plan is intended to comply in form and operation with all applicable law, including, to the extent applicable, the requirements of Internal Revenue Code Section 409A and will be administered, operated and construed in accordance with this intention.

NOW THEREFORE, in consideration of the mutual promises contained herein and intending to be legally bound hereby, the Bank and the Executive agree as follows:

ARTICLE 1

DEFINITIONS

The following Article provides definitions of terms used throughout this Plan, and whenever used herein in a capitalized form, except as otherwise expressly provided, the terms shall be deemed to have the following meanings:

1.1 “Accrued Liability” shall mean the dollar value of the liability accrued and expensed by the Bank under Generally Accepted Accounting Principles (“GAAP”), for the Bank’s obligation as to the Executive’s Retirement Benefit.

1.2 “Affiliate” shall mean any corporation, partnership, joint venture, association, or similar organization or entity, other than the Bank, that is a member of a controlled group of corporations in which the Bank is a member, as defined in Section 414(b) of the Internal Revenue Code and all other trade or business (whether or not incorporated) under common control of or with the Bank, as defined in Section 414(c) of the Internal Revenue Code.

1.3 “Bank” shall mean Blue Ridge Bank and its successors and assigns unless otherwise provided in this Plan, or any other corporation or business organization which, with the consent of Blue Ridge Bank or its successors or assigns, assumes the Bank’s obligations under this Plan., or any Affiliate which agrees, with the consent of Blue Ridge Bank, or its successors or assigns, to become a party to the Plan.

1.4 “Base Annual Salary” shall mean the Executive’s base annual salary excluding incentive and discretionary bonuses and other non-regular forms of compensation, before reductions for contributions to or deferrals under any pension, deferred compensation or benefit plans sponsored by the Bank. Such Base Annual Salary shall be deemed to be an amount not less than the base annual salary of the Executive in effect as of his or her Eligibility Date

1.5 “Beneficiary” or “Beneficiaries” shall mean the person or persons, natural or otherwise, designated by the Executive in accordance with the Plan to receive Plan benefits in the event of the death of the Executive.

1.6 “Beneficiary Designation Form” shall mean the form established from time to time by the Plan Administrator that the Executive completes, signs, and returns to the Plan Administrator to designate one or more Beneficiaries.

1.7 “Board” shall mean the board of directors of the Bank, as from time to time constituted.

1.8 “Cause” shall mean conduct by the Executive determined by the Board to be: (a) gross negligence or willful malfeasance in the performance of the Executive’s duties; (b) actions or omissions that harm the Bank and are undertaken or omitted knowingly or are criminal or fraudulent or involve material dishonesty or moral turpitude; (c) being indicted in a court of law for any felony or for a crime involving misuse or misappropriation of Bank funds; or (d) breach of fiduciary duty to the Bank.

1.9 <Reserved>

1.10 “Claimant” shall mean the Executive or a Beneficiary who believes that he or she is entitled to a benefit under this Plan or is being denied a benefit to which he or she is entitled hereunder.

1.11 “Code” shall mean the U.S. Internal Revenue Code of 1986 and the Treasury Regulations or other authoritative guidance issued thereunder, as amended from time to time.

1.12 “Disability” or “Disabled” shall be defined as a condition of the Executive whereby he either: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or (ii) is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank. The Executive shall be deemed Disabled if the Social Security Administration has determined him to be totally disabled. Additionally, the Executive will be deemed Disabled if determined to be disabled in accordance with a disability insurance program, provided that the definition of disability applied under such program complies with Code Section 409A. Upon the request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration’s or provider’s determination.

1.13 “Effective Date” shall mean March 1, 2016.

1.14 “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time, and any authoritative guidance promulgated thereunder.

1.15 “Plan” shall mean this Blue Ridge Bank Supplemental Executive Retirement Plan agreement, as may be amended from time to time. For purposes of applying Code Section 409A requirements, the benefit of the Executive under this Plan is a non-account balance plan under Treasury Regulation §1.409A-1(c)(2)(i)(C).

1.16 “Plan Administrator” shall mean the Bank’s Board, or any committee of the Board, duly authorized to act as Plan Administrator of the Plan, or any individual or entity duly authorized by the Plan Administrator to act on its behalf with respect to the Plan. If the Executive is part of a group of persons designated as a committee or Plan Administrator, then the Executive may not participate in any activity or decision relating solely to his individual benefits under this Plan.

1.17 “Retirement Age” shall mean the Executive’s age of sixty-five (65).

1.18 “Retirement Benefit” shall mean the average of the Executive’s Base Annual Salary for the highest five (5) completed calendar Years of Service (or the actual average of the Executive’s Base Annual Salary if less than 5 Years of Service) multiplied by thirty percent (30%).

1.19 “Section 409A” shall mean Code Section 409A and the Treasury Regulations or other authoritative guidance issued thereunder.

1.20 “Separation from Service” or “Separates from Service” shall mean the Executive has experienced a termination of employment with the Bank. Whether a termination of employment or service has occurred is determined based on whether the facts and circumstances indicate that the Bank and the Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than forty-nine percent (49%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period during which the Executive performed services for the Bank, if that is less than thirty-six (36) months).

1.21 “Specified Employee” shall mean the Executive meeting the definition of a “key employee” as such term is defined in Code Section 416(i)(1)(A)(i), (ii) or (iii) (without regard to the Treasury Regulations thereunder and Section 416(i)(5)). However, the Executive is not a Specified Employee unless any stock of the Bank or Blue Ridge Bankshares, Inc. is publicly traded on an established securities market or otherwise, as defined in Treasury Regulation §1.897-1(m). If the Executive is a key employee at any time during the twelve (12) months ending on the identification date (see below), the Executive is a Specified Employee for the twelve (12) month period commencing on the first day of the fourth (4th) month following the identification date. For purposes of this Section, the identification date is December 31. The determination of the Executive as a Specified Employee shall be made by the Plan Administrator in accordance with Code Section 416(i) and the “specified employee” requirements of Section 409A.

1.22 “Treasury Regulation” or “Treasury Regulations” shall mean the regulation(s) promulgated by the Internal Revenue Service for the U.S. Department of the Treasury, as they may be amended from time to time.

1.23 “Vested Accrued Liability” shall mean the Accrued Liability balance multiplied by the vesting schedule defined in Section 2.1 hereof.

1.24 “Year of Service” shall mean each completed twelve (12) month period during which the Executive is providing service on a full-time basis to the Bank, inclusive of any approved leaves of absence, beginning on the Executive’s date of hire with the Bank.

ARTICLE II

VESTING AND FORFEITURES

2.1 Vesting. The Executive shall become vested in his Accrued Liability balance in accordance with the following schedule:

Years of Service	Percent Vested
Less than 5	0%
5 but less than 10	20%
10 but less than 15	40%
15 but less than 20	70%
20 or more	100%

2.2 Removal. Notwithstanding any provision of this Plan to the contrary, the Bank shall not distribute any benefit under this Plan if the Executive is subject to a final removal or prohibition order issued by an appropriate banking agency pursuant to Section 8(e) of the Federal Deposit Insurance Act.

2.3 Termination for Cause. Notwithstanding any provision of this Plan to the contrary, if the Executive’s employment is terminated for Cause, the Bank shall not distribute any benefits under this Plan and all benefits herein shall be forfeited.

2.4 Suicide or Misstatement. No benefits shall be distributed if the Executive commits suicide within two (2) years after the Effective Date of this Plan, or if an insurance company which issued a life insurance policy covering the Executive and owned by the Bank denies coverage: (i) for material misstatements of fact made by the Executive on an application for such life insurance, or (ii) for any other reason.

ARTICLE III

DISTRIBUTION OF BENEFITS

3.1 Retirement. In the event the Executive remains continuously employed with Bank upon attainment of his Retirement Age, the Bank shall pay to the Executive his Retirement Benefit, over a period of fifteen (15) years in monthly installments for one hundred eighty (180) months. (For example: if the Retirement Benefit is $60,000 then $60,000 x 15 = $900,000 / 180 = $5,000 per month) The first installment shall commence on the first day of the first month following the Executive’s Retirement Age with subsequent installments being paid on the first day of each month thereafter.

3.2 Separation from Service. In the event the Executive Separates from Service (other than for Cause or death) prior to his Retirement Age, the Bank shall pay to the Executive his Vested Accrued Liability, calculated as of the date of Separation from Service, over a period of fifteen (15) years in monthly installments for one hundred eighty (180) months. The first installment shall commence on the first day of the first month following the Executive’s Separation from Service with subsequent installments being paid on the first day of each month thereafter.

3.3 <Reserved>

3.4 Disability. Upon the Executive’s Disability, prior to the commencement of benefits otherwise due under this Plan, the Bank shall pay to the Executive his Vested Accrued Liability, calculated as of the date of determination of Disability, for a period of fifteen (15) years in monthly installments for one hundred eighty (180) months. The first installment shall commence on the first day of the first month following the determination of the Executive’s Disability with subsequent installments being paid on the first day of each month thereafter.

3.5 Death During Active Service. Upon the Executive’s death while still in the employ of the Bank, prior to the commencement of benefit payments otherwise due under this Plan, the Executive shall not be entitled to a benefit under the terms of this Plan. It is the intent of the Bank to provide the Executive with a pre-retirement death benefit under a separate endorsement “split dollar” life insurance arrangement.

3.6 Death During Distribution of a Benefit. In the event the Executive dies after any benefit distributions have commenced under this Plan but before receiving all such distributions, the Bank shall continue to pay the remaining payments to the Executive’s Beneficiary at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.7 Restrictions on Time of Payment. Solely to the extent necessary to avoid penalties under Section 409A, payments to be made as a result of a Separation from Service under this Article III may not commence earlier than six (6) months after the Executive’s Separation from Service if, pursuant to Section 409A, the Executive is considered a Specified Employee. In the event a distribution is delayed pursuant to this paragraph, the originally scheduled payment shall be delayed for six (6) months, and shall commence instead on the first day of the seventh month following Separation from Service.

3.8 Changes in Form or Timing of Distributions. Upon the Bank’s approval, the Executive may delay the time of a payment or change the form of a payment as expressly provided under this Section and Section 409A (a “Subsequent Deferral Election”). Notwithstanding the foregoing, a Subsequent Deferral Election cannot accelerate any payment. A Subsequent Deferral Election which delays payment or changes the form of payment is permitted only if all of the following requirements are met:

(a) the Subsequent Deferral Election does not take effect until at least twelve (12) months after the date on which the election is made;

(b) if the Subsequent Deferral Election relates to a payment based on Separation from Service or a payment made at a specified time, the election must result in payment being deferred for a period of not less than five (5) years from the date the first amount was scheduled to be paid;

(c) if the Subsequent Deferral Election relates to a payment at a specified time, the Executive must make the election not less than twelve (12) months before the date the first amount was scheduled to be paid.

For purposes of applying these requirements, installment payments shall be treated as a “single payment.” Any Subsequent Deferral Election made pursuant to this Section shall be made on such election forms or electronic media as is required by the Plan Administrator, in accordance with the rules established by the Plan Administrator and shall comply with all requirements of Section 409A.

3.9 Distributions Upon Income Inclusion. Under Section 409A, upon the inclusion of any amount into the Executive’s income as a result of the failure of this Plan to comply with the requirements of Section 409A, to the extent that such tax liability can be covered by the Accrued Liability, a distribution shall be made as soon as is administratively practicable following the discovery of the Plan failure.

3.10 Unsecured General Creditor Status of Executive.

(a) Payment to the Executive or a Beneficiary hereunder shall be made from assets which shall continue, for all purposes, to be part of the legally available assets of the Bank and no person shall have any interest in any such asset by virtue of any provision of this Plan. The Bank’s obligation hereunder shall be an unfunded and unsecured promise to pay money in the future. To the extent that any person acquires a right to receive payments from the Bank under the provisions hereof, such right shall be no greater than the right of any unsecured general creditor of the Bank and no such person shall have or acquire any legal or equitable right, interest, or claim in or to any property or assets of the Bank.

(b) In the event that the Bank purchases an insurance policy or policies insuring the life of the Executive or an employee, to allow the Bank to recover or meet the cost of providing benefits, in whole or in part, hereunder, neither the Executive nor Beneficiary shall have any rights whatsoever in said policy or the proceeds therefrom. The Bank shall be the primary owner and beneficiary of any such insurance policy or property and shall possess and may exercise all incidents of ownership therein. No insurance policy with regard to any director, “highly compensated employee,” or “highly compensated individual,” as defined in Code Section 101(j), shall be acquired before satisfying the Code Section 101(j) “Notice and Consent” requirements.

(c) In the event that the Bank purchases an insurance policy or policies on the life of the Executive as provided for above, then all such policies shall be subject to the claims of the creditors of the Bank.

(d) If the Bank chooses to obtain insurance on the life of the Executive in connection with its obligations under this Plan, the Executive shall take such physical examinations and truthfully and completely supply such information as may be required by the Bank or the insurance company designated by the Bank.

3.11 Delays. If the Bank reasonably anticipates that any payment scheduled to be made under this Plan would violate securities laws (or other applicable laws) or jeopardize the ability of the Bank to continue as a going concern if paid as scheduled, then the Bank may defer that payment, provided the Bank treats payments to all similarly situated Executives participating in all aggregated plans on a reasonably consistent basis. In addition, the Bank may, in its discretion, delay a payment upon such other events and conditions as the IRS may prescribe, provided the Bank treats payments to all similarly situated Executives participating in all aggregated plans on a reasonably consistent basis. The amounts so accrued in accordance with the terms of the Plan shall be distributed to the Executive or his or her Beneficiary (in the event of the Executive’s death) at the earliest possible date on which the Bank reasonably anticipates that such violation or material harm would be avoided or as otherwise prescribed by the IRS.

ARTICLE IV

BENEFICIARY DESIGNATION

4.1 Designation of Beneficiaries.

(a) The Executive may designate any person or persons (who may be named contingently or successively) to receive any benefits payable under the Plan upon the Executive’s death, and the designation may be changed from time to time by the Executive by filing a new Beneficiary Designation Form. Each designation will revoke all prior designations by the same Executive, shall be in the form prescribed by the Plan Administrator, and shall be effective only when filed with the Plan Administrator during the Executive’s lifetime.

(b) In the absence of a valid Beneficiary designation, or if, at the time any benefit payment is due to a Beneficiary, there is no living Beneficiary validly named by the Executive, the Bank shall pay the benefit payment to the Executive’s spouse, if then living, and if the spouse is not then living to the Executive’s then living descendants, if any, per stirpes, and if there are no living descendants, to the Executive’s estate. In determining the existence or identity of anyone entitled to a benefit payment, the Bank may rely conclusively upon information supplied by the Executive’s personal representative, executor, or administrator.

(c) The Executive’s designation of a Beneficiary will not be revoked or changed automatically by any future marriage or divorce. Should the Executive wish to change the designated Beneficiary in the event of a future marriage or divorce, the Executive will have to do so by means of filing a new Beneficiary Designation Form with the Plan Administrator.

(d) If a question arises as to the existence or identity of anyone entitled to receive a death benefit payment under the Plan, or if a dispute arises with respect to any death benefit payment under the Plan, the Bank may distribute the payment to the Executive’s estate without liability for any tax or other consequences, or may take any other action which the Bank deems to be appropriate.

4.2 Information to be Furnished by Executive and Beneficiaries; Inability to Locate Executive or Beneficiaries. Any communication, statement or notice addressed to the Executive or to a Beneficiary at his or her last post office address as shown on the Bank’s records shall be binding on the Executive or Beneficiary for all purposes of the Plan. The Bank shall not be obliged to search for the Executive or Beneficiary beyond the sending of a registered letter to such last known address.

4.3 Facility of Payment. If the Plan Administrator determines in its discretion that a benefit is to be paid to a minor, to a person legally declared incompetent, or to a person legally deemed incapable of handling the disposition of that person’s property, the Plan Administrator may direct payment of such benefit to the guardian, legal representative or person having care or custody of such minor, incompetent person or incapable person. The Plan Administrator may require proof of incompetence, minority or guardianship as it may deem appropriate prior to payment of the benefit. Any distribution of a benefit shall be a distribution for the account of the Executive and the Beneficiary, as the case may be, and shall be a complete discharge of any liability under the Plan for such distribution amount

ARTICLE V

PLAN ADMINISTRATION

5.1 Plan Administrator Duties. The Plan Administrator shall be responsible for the management, operation, and administration of the Plan. When making a determination or calculation, the Plan Administrator shall be entitled to rely on information furnished by the Bank, the Executive, or Beneficiary. No provision of this Plan shall be construed as imposing on the Plan Administrator any fiduciary duty under ERISA or other law, or any duty similar to any fiduciary duty under ERISA or other law.

5.2 Plan Administrator Authority. The Plan Administrator shall enforce this Plan in accordance with its terms, shall be charged with the general administration of this Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

(a) To construe and interpret the terms and provisions of this Plan and to reconcile any inconsistency, in its sole and absolute discretion;

(b) To compute and certify the amount payable to the Executive and his Beneficiaries; to determine the time and manner in which such benefits are paid; and to determine the amount of any withholding taxes to be deducted;

(c) To maintain all records that may be necessary for the administration of this Plan;

(d) To provide for the disclosure of all information and the filing or provision of all reports and statements to the Executive, Beneficiaries, and governmental agencies as shall be required by law;

(e) To make and publish such rules for the regulation of this Plan and procedures for the administration of this Plan so long as no such rules or procedures are not inconsistent with the terms hereof;

(f) To administer this Plan’s claims procedures;

(g) To approve the forms and procedures for use under this Plan; and

(h) To employ such persons or organizations, including without limitation, actuaries, attorneys, accountants, independent fiduciaries, recordkeepers and administrative consultants, to render advice or perform services with respect to the responsibilities of the Plan Administrator under the Plan.

5.3 Binding Effect of Decision. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation, and application of this Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in this Plan.

5.4 Compensation, Expenses, and Indemnity. The Plan Administrator shall serve without compensation for services rendered hereunder. The Plan Administrator is authorized at the expense of the Bank to employ such legal counsel and/or Plan recordkeeper as it may deem advisable to assist in the performance of its duties hereunder. Expense and fees in connection with the administration of this Plan shall be paid by the Bank.

5.5 Bank Information. To enable the Plan Administrator to perform its functions, the Bank shall supply full and timely information to the Plan Administrator, on all matters relating to the compensation of its Executives, the date and circumstances of the death, Disability or Separation from Service of the Executive, a Change in Control, and such other pertinent information as the Plan Administrator may reasonably require.

5.6 Compliance with Section 409A.

(a) Notwithstanding any provision of this Plan to the contrary, the interpretation and distribution of the Executive’s benefits under the Plan shall be made in a manner and at such times as to comply with all applicable provisions of Section 409A and the regulations and guidance promulgated thereunder, or an exception or exclusion therefrom to avoid the imposition of any accelerated or additional taxes. Any defined terms shall be construed consistent with Section 409A and any terms not specifically defined shall have the meaning set forth in Section 409A.

(b) The intent of this Section is to ensure that the Executive is not subject to any tax liability or interest penalty, by reason of the application of Code Section 409A(a)(1) as a result of any failure to comply with all the requirements of Section 409A, and this Section shall be interpreted in light of, and consistent with, such requirements. This Section shall apply to distributions under the Plan, but only to the extent required in order to avoid taxation of, or interest penalties on, the Executive under Section 409A. These rules shall also be deemed modified or supplemented by such other rules as may be necessary, from time to time, to comply with Section 409A.

ARTICLE VI

PLAN AMENDMENT

6.1 Amendment. This Plan may be amended only by a written agreement signed by the Bank and the Executive. However, the Bank may unilaterally amend this Plan to conform with written directives to the Bank from its auditors, to ensure that the Plan is characterized as a “top-hat” plan of deferred compensation maintained for a select group of management or highly compensated employees as described under ERISA Sections 201(2), 301(a)(3), and 401(a)(1), or to conform the Plan to the provisions of Section 409A and to conform the Plan to the requirements of any other applicable law (including ERISA, banking regulations and the Code). No such amendment shall be considered prejudicial to any interest of the Executive or a Beneficiary hereunder.

ARTICLE VII

PLAN TERMINATION

7.1 Plan Termination In General. This Plan may be terminated only by a written agreement signed by the Bank. The benefit hereunder shall be the Accrued Liability, determined as of the date of the termination of the Plan. Except as provided in Section 7.2, the termination of this Plan shall not cause a distribution of benefits under this Plan. Rather, after such termination, benefit distributions will be made at the earliest distribution event permitted under Article III.

7.2 Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 7.1, any acceleration of the payment of benefits due to Plan termination shall comply with the following subparagraphs, but only as permitted in accordance with Section 409A and Treasury Regulation §1.409A-3(j)(4)(ix). The Bank may distribute the Accrued Liability, determined as of the date of the termination of the Plan, to the Executive in a lump sum subject to the terms below:

(a) Upon the Bank’s termination of this and all other arrangements that would be aggregated with this Plan, pursuant to Treasury Regulation §1.409A-1(c), if the Executive participated in such arrangements (“Similar Arrangements”), provided that: (i) the termination does not occur proximate to a downturn in the financial health of the Bank; (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination; and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Plan.

(b) Upon the Bank’s dissolution taxed under Code Section 331, or with approval of a bankruptcy court pursuant to 11 U.S.C. Section 503(b)(1)(A), provided that the amounts deferred under the Plan are included in the Executive’s gross income in the latest of: (i) the calendar year on which the Plan terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the payment is administratively practicable; or

(c) Within thirty (30) days before, or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Plan and further provided that all the Bank’s arrangements which are substantially similar to the Plan are terminated so the Executive and all participants in the Similar Arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the termination of the Plan.

ARTICLE VIII

CLAIMS PROCEDURE

8.1 Claims Procedure. This Article is based on Department of Labor Regulation §2560.503-1. If any provision of this Article conflicts with the requirements of those regulations, the requirements of those regulations will prevail. A Claimant who has not received benefits under the Plan that he or she believes should be paid shall make a claim for such benefits as follows:

(a) Initiation - Written Claim. The Claimant initiates a claim by submitting a written request for the benefits to the Plan Administrator. The Plan Administrator will, upon written request of a Claimant, make available copies of all forms and instructions necessary to file a claim for benefits or advise the Claimant where such forms and instructions may be obtained. If the claim relates to Disability benefits, then the Plan Administrator shall designate a sub-committee to conduct the initial review of the claim (and applicable references below to the Plan Administrator shall mean such sub-committee).

(b) Timing of Bank Response. The Plan Administrator shall respond to such Claimant within ninety (90) days after receiving the claim. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional ninety (90) days by notifying the Claimant in writing prior to the end of the initial 90-day period that an additional period is required. In the event that the claim for benefits pertains to Disability, the Plan Administrator shall provide written response within forty-five (45) days, but can extend this response period by an additional thirty (30) days, if necessary, due to circumstances beyond the Plan Administrator’s control. Any notice of extension must set forth the special circumstances requiring an extension of time and the date by which the Plan Administrator expects to render its decision.

(c) Notice of Decision. If the Plan Administrator denies the claim, in whole or in part, the Plan Administrator shall notify the Claimant in writing of such denial. The Plan Administrator shall write the notification in a manner calculated to be understood by the Claimant. The notification shall set forth:

(i)	The specific reasons for the denial;

(ii)	A reference to the specific provisions of the Plan on which the denial is based;

(iii)	A description of any additional information or material necessary for the Claimant to perfect the claim and an explanation of why it is needed;

(iv)	An explanation of the Plan’s review procedures and the time limits applicable to such procedures; and

(v)	A statement of the Claimant’s right to bring a civil action under ERISA Section 502(a) following an adverse benefit determination on review.

8.2 Review Procedure. If the Plan Administrator denies part the claim, in whole or in part, the Claimant shall have the opportunity for a full and fair review by the Plan Administrator of the denial, as follows:

(a) Initiation - Written Request. To initiate the review, the Claimant, within sixty (60) days after receiving the Plan Administrator’s notice of denial, must file with the Plan Administrator a written request for review.

(b) Review of a Disability Benefit Claim. If the Claimant’s initial claim is for Disability benefits, any review of a denied claim shall be made by members of the Plan Administrator other than the original decision maker(s) and such person(s) shall not be a subordinate of the original decision maker(s).

(c) Additional Submissions - Information Access. The Claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Plan Administrator shall also provide the Claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the Claimant’s claim for benefits.

(d) Considerations on Review. In considering the review, the Plan Administrator shall take into account all comments, documents, records and other information submitted by the Claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination. Additional considerations shall be required in the case of a claim for Disability benefits. For example, the claim will be reviewed without deference to the initial adverse benefits determination and, if the initial adverse benefit determination was based in whole or in part on a medical judgment, the Plan Administrator will consult with a health care professional with appropriate training and experience in the field of medicine involving the medical judgment. The health care professional who is consulted on appeal will not be the same individual who was consulted during the initial determination or the subordinate of such individual. If the Plan Administrator obtained the advice of medical or vocational experts in making the initial adverse benefits determination (regardless of whether the advice was relied upon), the Plan Administrator will identify such experts.

(e) Timing of Bank Response. The Plan Administrator shall respond in writing to such Claimant within sixty (60) days after receiving the request for review. If the Plan Administrator determines that special circumstances require additional time for processing the claim, the Plan Administrator can extend the response period by an additional sixty (60) days by notifying the Claimant in writing, prior to the end of the initial 60-day period that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Plan Administrator expects to render its decision.

(f) Notice of Decision. The Plan Administrator shall notify the Claimant in writing of its decision on review. The Plan Administrator shall write the notification in a manner calculated to be understood by the Claimant. The notification shall set forth:

(i)	The specific reasons for the denial;

(ii)	A reference to the specific provisions of the Plan on which the denial is based;

(iii)	A statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the Claimant’s claim for benefits; and

(iv)	A statement of the Claimant’s right to bring a civil action under ERISA Section 502(a).

8.3 Exhaustion of Remedies. A Claimant must follow the claims review procedures under this Plan and exhaust his or her administrative remedies before taking any further action with respect to a claim for benefits.

8.4 Arbitration. If a Claimant continues to dispute the benefit denial based upon completed performance of the Plan or the meaning and effect of the terms and conditions thereof, then the Claimant may submit the dispute to an arbitrator for final arbitration. The arbitrator shall be selected by mutual agreement of the Bank and the Claimant. The arbitrator shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such arbitrator with respect to any controversy properly submitted to it for determination. Where a dispute arises as to the Bank’s discharge of the Executive for Cause, such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

ARTICLE IX

MISCELLANEOUS

9.1 Validity. In case any provision of this Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

9.2 Nonassignability. Neither the Executive nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage, or otherwise encumber, transfer, hypothecate, alienate, or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part hereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure, attachment, garnishment, or sequestration for the payment of any debts, judgments, alimony, or separate maintenance owed by the Executive or any other person, be transferable by operation of law in the event of the Executive’s or any other person’s bankruptcy or insolvency, or be transferable to a spouse as a result of a property settlement or otherwise. If the Executive, Beneficiary, or successor in interest is adjudicated bankrupt or purports to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber transfer, hypothecate, alienate, or convey in advance of actual receipt, the amount, if any, payable hereunder, or any part thereof, the Plan Administrator, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Executive, Beneficiary, or successor in interest in such manner as the Plan Administrator shall direct.

9.3 Not a Contract of Employment. The terms and conditions of this Plan shall not be deemed to constitute a contract of employment between the Bank and the Executive. Nothing in this Plan shall be deemed to give the Executive the right to be retained in the service of the Bank as an employee or otherwise or to interfere with the right of the Bank to discipline or discharge the Executive at any time.

9.4 Governing Law. The Plan shall be administered, construed and governed in all respects under and by the laws of the Commonwealth of Virginia, without reference to the principles of conflicts of law (except and to the extent preempted by applicable federal law).

9.5 Notice. Any notice or filing required or permitted under this Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail or overnight delivery service to the Bank’s address. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, or overnight delivery service as of the date shown on the postmark on the receipt for registration or certification. Any notice or filing required or permitted to be given to the Executive under this Plan shall be sufficient if in writing and hand-delivered, or sent by mail or overnight delivery service, to the last known address of the Executive.

9.6 Coordination with Other Benefits. The benefits provided for the Executive or the Executive’s Beneficiary under this Plan are in addition to any other benefits available to such Executive under any other plan or program for employees of the Bank. This Plan shall supplement and shall not supersede, modify, or amend any other such plan or program except as may otherwise be expressly provided herein.

9.7 Income Tax Withholding. The Bank may make such provisions and take such action as it may deem necessary or appropriate for the withholding of any taxes which the Bank is required by any law or regulation of any governmental authority, whether Federal, state, or local, to withhold in connection with any benefits under the Plan, including, but not limited to, the withholding of appropriate sums from any amounts otherwise payable to the Executive (or his or her Beneficiary). The Executive, however, shall be responsible for the payment of all individual tax liabilities relating to any such benefits.

9.8 Aggregation of Plan. If the Bank offers other non-account balance plans in addition to this Plan, those plans together with this Plan shall be treated as a single plan to the extent required under Section 409A.

IN WITNESS WHEREOF, the parties execute this Plan, effective as of the date first written above.

BANK:

BLUE RIDGE BANK

/s/ Larry Dees
Chair

EXECUTIVE:

/s/ Amanda G. Story
Amanda G. Story